Brighthouse Life Insurance Company of NY

285 Madison Avenue

New York, NY 10017

FIXED ACCOUNT RIDER

Effective Date: MM/DD/YYYY

This Rider describes the Fixed Account, which is an available Allocation Option in your Contract. The Minimum Guaranteed Interest Rate shown below is guaranteed for the duration of the Contract.

This Rider is part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider amends the Contract as follows:

Fixed Account Term	Initial Interest Rate	Minimum Guaranteed Interest Rate

1-Year	X.XX%	X.XX%

Fixed Account

We credit interest to the portion of the Account Value allocated to the Fixed Account. The Fixed Account is part of our General Account. We guarantee that the interest credited to your initial allocation to the Fixed Account during the Fixed Account Term beginning on the Issue Date will equal the Initial Interest Rate shown above. Thereafter, we will declare an interest rate as of each Contract Anniversary for the duration of the Fixed Account Term and such rate will not be less than the Minimum Guaranteed Interest Rate. If the declared interest rate equals the Minimum Guaranteed Interest Rate, we reserve the right to restrict transfers and allocations into the Fixed Account if the Company is unable to support the Minimum Guaranteed Interest Rate.

Fixed Account Value

The Fixed Account Value is the Account Value of the Fixed Account. The initial Fixed Account Value is the amount initially allocated to the Fixed Account. Thereafter, the Fixed Account Value equals: (a) the initial Fixed Account Value or the Fixed Account Value on the most recent Contract Anniversary, whichever is applicable, including any transfers; plus (b) any interest credited by us; less (c) the amount of any withdrawals including any Withdrawal Charges; less (d) any Premium or Other Taxes, if applicable; and less (e) any other fees shown on the Contract Schedule or associated with riders and endorsements, if applicable.

Interest Crediting Method

Interest will be compounded and credited daily to the Fixed Account at an annual effective interest rate declared by us. Interest will be credited on amounts allocated to the Fixed Account through the effective date such amounts are withdrawn or transferred from the Fixed Account.

Fixed Account Term

The Fixed Account Term is the length of time shown above, over which the current interest rate is guaranteed. At the end of the Fixed Account Term, the Fixed Account Value will automatically be renewed into the same Fixed Account Term with the then current interest rate for such new term, unless otherwise directed by you. No Fixed Account Term will extend beyond the Annuity Date.

Fixed Account Renewals and Transfers

At the end of the Fixed Account Term, the Fixed Account Value will automatically renew into the Fixed Account, unless you elect to transfer into a different Allocation Option, during the Transfer Period. The effective date of a transfer is the beginning of the Fixed Account Term in which the transfer is made.

If the Fixed Account is not available for incoming transfers, we will notify you and these amounts will automatically transfer into the Holding Account unless otherwise directed by you.

We may with 30 days advance written notice restrict transfers and allocations into the Fixed Account during the Transfer Period if the declared interest rate that would apply equals the Minimum Guaranteed Interest Rate. We will provide you notice if these restrictions on transfers and allocations are subsequently lifted.

GENERAL PROVISIONS - The following replaces the “Interest of Delayed Payments” provision:

Interest of Delayed Payments

For the value of the Shield Options, we will pay interest on any payments of death benefits not made within seven (7) calendar days of receipt of due proof of death and the first acceptable election. For the Fixed Account Value, we will pay interest on any payments of death benefits from the date of death. We will also pay interest on withdrawals paid ten (10)

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Business Days or later after receipt by us of any Notice to complete the transactions. Interest, in either instance, will be paid in accordance with laws and regulations in effect in the state of New York.

Withdrawals

Any amount withdrawn from the Fixed Account will reduce the Fixed Account Value by the amount of the withdrawal.

The following replaces the Addition or Discontinuance of a Shield Option:

We can add or remove any Shield Option but will always make available at least one Shield Option. When a change is made to a Shield Option, we will notify you of changes to the Shield Option as required by law. Changes to a Shield Option under this provision will take effect as of the next Contract Anniversary for any allowable transfers into the Shield Option(s). If your Account Value is allocated in a Shield Option that is no longer available, your Account Value will remain in that Shield Option until the Term End Date, but that Shield Option will not be available thereafter.

If a Shield Option is not available for incoming transfers, we will notify you and these amounts will automatically transfer into the Fixed Account. If the Fixed Account is not available, these amounts will automatically transfer to the Holding Account unless otherwise directed by you.

Signed for the Company.

Secretary

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